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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         PENTASTAR COMMUNICATIONS, INC.
                       ----------------------------------
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                  --------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   709632 10 3
                               ------------------
                                 (CUSIP NUMBER)

                                OCTOBER 26, 1999
           -----------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
       Rule 13d-1(b)
    ---
     X Rule 13d-1(c)
    ---
       Rule 13d-1(d)
    ---

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).


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CUSIP No.: 709632 10 3

--------------------------------------------------------------------------------
 1    Name of Reporting Person
      I.R.S. Identification Nos. of Above Persons (entities only)

      Black Diamond Capital, LLC
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group (see Instructions):
      (a) /  /
      (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    Citizenship or Place of Organization

      Colorado
--------------------------------------------------------------------------------
                               5     Sole Voting Power

          Number of
                                     732,419
           Shares              -------------------------------------------------
                               6     Shared Voting Power
        Beneficially

          Owned by                   0
                               ------------------------------------------------
            Each               7     Sole Dispositive Power

          Reporting
                                     0
           Person              ------------------------------------------------
                               8     Shared Dispositive Power
            With:
                                     732,419

-------------------------------------------------------------------------------
 9    Aggregate Amount Beneficially Owned by Each Reporting Person


      732,419
--------------------------------------------------------------------------------
10    Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares  [ ]


--------------------------------------------------------------------------------
11    Percent Class Represented by Amount in Row 9:


      15.4%
--------------------------------------------------------------------------------
12    Type of Reporting Person


      OO (limited liability company)
--------------------------------------------------------------------------------


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CUSIP No.: 709632 10 3

--------------------------------------------------------------------------------
 1    Name of Reporting Person
      I.R.S. Identification Nos. of Above Persons (entities only)

      Blair W. McNea
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group (see Instructions):
      (a) /  /
      (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                               5     Sole Voting Power

          Number of
                                     732,419
           Shares              -------------------------------------------------
                               6     Shared Voting Power
        Beneficially

          Owned by                   0
                               ------------------------------------------------
            Each               7     Sole Dispositive Power

          Reporting
                                     0
           Person              ------------------------------------------------
                               8     Shared Dispositive Power
            With:
                                     732,419

-------------------------------------------------------------------------------
 9    Aggregate Amount Beneficially Owned by Each Reporting Person


      732,419
--------------------------------------------------------------------------------
10    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares  [ ]


--------------------------------------------------------------------------------
11    Percent Class Represented by Amount in Row (9):


      15.4%
--------------------------------------------------------------------------------
12    Type of Reporting Person


      IN
--------------------------------------------------------------------------------


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Item 1.

         (a) Name of Issuer: PentaStar Communications, Inc. (hereinafter the "Issuer")

         (b) Address of Issuer's Principal Executive Offices: 1522 Blake Street, Denver, Colorado 80202

Item 2.

         (a) Name of Person(s) Filing: Black Diamond Capital, LLC ("Black Diamond") and Blair W. McNea (collectively, the "Reporting Persons")

         (b) Principal Business Office: 7101 LaVista Place, Suite 100, Niwot, Colorado 80503

         (c) Citizenship: Black Diamond Capital, LLC - Colorado; and Blair W. McNea - United States

         (d) Title of Class of Securities: Common stock, par value $.0001 per share (the "Shares"), of the Issuer

         (e)  CUSIP Number: 709632 10 3

Item 3: Not Applicable

Item 4: OWNERSHIP

        (a-b) On October 28, 1999, the Issuer completed an initial public offering of 1,250,000 Shares (the "Offering"). After giving effect to the issuance of 1,250,000 Shares in the Offering, the Reporting Persons may be deemed to directly beneficially own in the aggregate 732,419 Shares representing approximately 15.49% of the Issuer's outstanding Shares (based upon the Shares stated to be outstanding as of the completion of the Offering as reported by the Issuer in the Issuer's Form SB-2 filing filed with the Securities and Exchange Commission on October 28, 1999). Mr. McNea, as the sole member of Black Diamond, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Black Diamond directly beneficially owns. Mr. McNea disclaims beneficial ownership of such Shares for all other purposes.

         (c) Black Diamond has the sole voting power with regard to the 732,419 Shares beneficially owned directly by it. Black Diamond has the sole dispositive power with regard to no Shares beneficially owned directly by it and shared dispositive power with regard to 732,419 Shares beneficially owned by it. Mr. McNea has shared voting power and shared dispositive power with regard to 732,419 Shares.


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Item 5. Not Applicable

Item 6. Not Applicable

Item 7. Not Applicable

Item 8. Not Applicable

Item 9. Not Applicable

Item 10. Certification

         (a)  Not applicable

         (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement to this Schedule 13D, is true, correct and complete.

                                      BLACK DIAMOND CAPITAL, LLC

                                      /s/ Blair W. McNea
                                      ------------------------------------
                                      Title: Member

                                      /s/ Blair W. McNea
                                      ------------------------------------
                                      Blair W. McNea



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